EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State of Organization

Direct Transfer, LLC.	Delaware
PrecisionIR Group Inc., and its subsidiaries (listed below)	Delaware
PrecisionIR Inc	North Carolina
Issuer Direct Ltd	United Kingdom
Interwest Transfer Company, Inc.	Utah
QX Interactive, LLC.	North Carolina
Accesswire Canada Ltd.	Canada